June 12, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.828% Notes due 2032 of BECTON, DICKINSON AND COMPANY, under the Exchange Act of 1934.

Sincerely,

